UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42907

Charming Medical Limited

Units 1803-1806, 18/F, Hang Lung Centre
2-20 Paterson Street, Causeway Bay, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On October 24, 2025, Cathay Securities, Inc., as the representative (the “Representative”) of the underwriters in the initial public offering of Charming Medical Limited (the “Company”), exercised in full its over-allotment option (the “Over-Allotment Option”) to purchase an additional 240,000 Class A ordinary shares, par value $0.0001 per share, of the Company (the “Additional Shares”) at the public offering price of US$4.00 per share. The closing of the sale of the Additional Shares took place on October 28, 2025.

The Company received gross proceeds of US$960,000 from the full exercise of the Over-Allotment Option, before deducting underwriting discounts and other related expenses. As a result, the total gross proceeds to the Company’s from its initial public offering, including the Over-Allotment Option, were approximately US$7.36 million, before deducting underwriting discounts and other related expenses.

A copy of the press release announcing the full exercise of the Over-Allotment Option is attached as Exhibit 99.1 and incorporated herein by reference. This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Charming Medical Limited

Date: October 28, 2025	By:	/s/ Kit Wong
	Name:	Kit Wong
	Title:	Chief Executive Officer and Chairman of the Board

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated October 28, 2025, announcing the full exercise of the Over-Allotment Option

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